

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2016

Mail Stop 4631

Via E-mail
Janice E. Stipp
Vice President
P.O. Box 188
One Technology Drive
Rogers, Connecticut 06263

     **Re:**   **Rogers Corporation**
            **Form 10-K for Fiscal Year Ended December 31, 2015**
            **Filed February 23, 2016**
            **File No. 1-04347**

Dear Ms. Stipp:

     We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Terence O'Brien

                                Terence O'Brien
                                Branch Chief
                                Office of Manufacturing and
                                Construction